Exhibit 99.1

Management’s Discussion and Analysis of Financial Position
and Results of Operations

The following Management’s Discussion and Analysis (“MD&A”), dated May 13, 2008, should be read in conjunction with the MD&A for the year ended December 31, 2007, the Company’s annual audited consolidated financial statements and related notes thereto, the supplementary financial information included in the Company’s annual report, and the unaudited consolidated interim financial statements and notes contained in this report.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All figures in this MD&A are expressed in US dollars, unless stated otherwise.  Additional information on IAMGOLD Corporation can be found at www.sedar.com, www.sec.gov, or www.iamgold.com.  IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

IAMGOLD Corporation (“IAMGOLD”, “IMG”, or the “Company”) is an established gold mining and exploration company.  IAMGOLD’s interests include eight operating gold mines, a niobium producer, a diamond royalty and exploration projects located throughout Africa and the Americas. The Company’s exploration and development projects include the Quimsacocha project in Ecuador, the Buckreef project in Tanzania, the Westwood project in Canada, and the Camp Caiman project in French Guiana.

Financial Highlights
•	Net earnings increased by 205% to $34.4 million or $0.12 per share in the first quarter of 2008 compared to $11.3 million or $0.04 per share in the prior year period.

•
Record operating cash flow of $72.7 million in the first quarter of 2008, an increase of 337% compared to $16.7 million in the prior year period. Operating cash flow at Niobec increased by 48% to $13.6 million in the first quarter of 2008, compared to $9.2 million in the prior year period.

•
Gold production in the first quarter of 2008 was 234,000 ounces at an average cash cost (1) of $476 per ounce compared to 219,000 ounces at an average cash cost of $416 per ounce in the prior year period.

•
Mining costs increased by $12.5 million compared to the prior year period.  Increased royalty costs, due to a higher gold price, and the weaker US Dollar accounted for most of the increased costs, while the impact of rising fuel prices was mitigated by operating efficiencies.

•	Exploration and development spending of $16.7 million during the first quarter of 2008.

•
Strong cash and gold bullion position of $282.9 million (valuing gold bullion at market), provide the Company with significant financial flexibility for achieving its long term growth objectives of doubling production within the next five years.

Accomplishments
•	$140 million five year revolving credit facility was obtained in April 2008 increasing the Company’s financial capacity.

•
An agreement to sell the La Arena project located in Northern Peru to Rio Alto Mining Limited (“Rio Alto”) for a consideration of $47.6 million in cash and a 5.5% interest in Rio Alto was signed by the Company in May 2008. Rio Alto is required to obtain funding to complete the transaction.  In addition, the Quebec Lithium property was sold to Black Pearl Minerals Consolidated Inc. for $1.2 million.

•
Significant progress was made on the 3.3 million ounce advanced exploration Westwood project in the Abitibi region of Northern Quebec. In May 2008, the Company announced positive results of its exploration program and its intentions to accelerate this key project to achieve its growth objectives.

•
Two collective agreements were successfully negotiated and ratified by the Company in May 2008 at Niobec. This was the seventh successful negotiation with its unions worldwide since the Company assumed the role of operator in late 2006.

(1) Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

•
The Company achieved two important safety milestones during the quarter. Sleeping Giant and Yatela have operated two years and one year, respectively, without a lost time injury. Throughout the Company, safety is a priority and eight mines reported no lost time injuries during the first quarter.

Recent events and initiatives

•
The Company announced in January 2008 that the permits necessary to commence construction of the Camp Caiman project would not be granted despite the fact that the Company fulfilled all of the technical, environmental and legal obligations required. The Company is proposing alternative development programs which are being considered by the French government in addition to the preparation of other remedies. All existing exploration permits remain in effect.

•
In Ecuador, a mandate passed by the Constituent Assembly in April 2008 resulted in a moratorium on mining activities in the country for 180 days pending the completion of new mining legislation. The President of Ecuador has undertaken to engage in discussions with the Company, over the next several months, regarding terms and conditions for a mining concession at Quimsacocha. The Company will advance the work necessary to complete the Quimsacocha prefeasibility study scheduled for July 2008. As well, during the moratorium, technical, environmental and economic assessments, together with community and public relations programs will continue. If the Company is unable to reach agreement on a revised mining concession, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to cause the Company to record an impairment.  The Company will continue to monitor the situation.

The following table is provided to highlight IAMGOLD’s percentage share of producing mines as it relates to how the Company’s financial position and results of operations are included in mining operating segments.

			IAMGOLD Share
Mine	Operator	Segments	2008	2007
Rosebel	IAMGOLD	Suriname	95%	95%
Doyon Division	IAMGOLD	Canada	100%	100%
Sleeping Giant	IAMGOLD	Canada	100%	100%
Mupane	IAMGOLD	Botswana	100%	100%
Niobec	IAMGOLD	Non-gold	100%	100%

Joint Ventures:
Sadiola	AngloGold Ashanti	Mali	38%	38%
Yatela	AngloGold Ashanti	Mali	40%	40%

Working Interests:
Tarkwa	Gold Fields Limited	Ghana	18.9%	18.9%
Damang	Gold Fields Limited	Ghana	18.9%	18.9%

Summarized Financial Results (unaudited)

(in $000s, except where noted)	March 31, 2008	% Change		December 31, 2007

Financial Position		$		$
Cash and cash equivalents, and gold bullion
- at fair value	282,892		17%		242,458
- at cost	192,176		15%		167,247
Total assets	2,221,953		1%		2,195,612
Long-term debt (includes current portion)	6,157		(40%)		10,229
Shareholders’ equity	1,791,511		2%		1,751,316

	Q1 2008	% Change	Q1 2007
Results of Operations
Revenues	207,952	42%	146,358
Mining costs	108,084	13%	95,574
Depreciation, depletion and amortization	40,685	72%	23,590
Earnings from mining operations	59,183	118%	27,194
Earnings from working interests	10,893	73%	6,284
Total earnings from operations and working interests (1)	70,076	109%	33,478
Net earnings	34,373	205%	11,285
Basic and diluted net earnings per share	0.12	200%	0.04

Cash flows
Operating cash flow	72,741	337%	16,651

Production
Average realized gold price ($/oz)	899	39%	648
Gold produced (000 oz – IMG share)	234	7%	219
Cash cost ($/oz) (2)	476	14%	416

(1)	Total earnings from operations and working interests is a non-GAAP measure. Please refer to unaudited interim consolidated statements of earnings for reconciliation to GAAP.
(2)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

  Quarterly Financial Review (unaudited)
(in $000s, except where noted)
	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006
	$	$	$	$	$	$	$	$
Revenues	207,952	194,246	170,221	167,306	146,358	121,250	65,659	71,955

Net earnings (loss)	34,373	8,498	19,527	(81,370)	11,285	9,367	13,425	29,838
Add back: Impairment charges	-	5,903	-	93,725	-	1,382	200	-
Adjusted net earnings(1)	34,373	14,401	19,527	12,355	11,285	10,749	13,625	29,838

Basic and diluted net earnings (loss) per share	0.12	0.03	0.07	(0.28)	0.04	0.04	0.08	0.17
Adjusted basic and diluted adjusted net earnings per share(1)	0.12	0.05	0.07	0.04	0.04	0.04	0.08	0.17
(1)	Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Please refer to the Supplemental Information for reconciliation to GAAP.

IAMGOLD Attributable Production and Costs

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Production		Cash Cost(1)
(unaudited)	Q1 2008	Q1 2007	Q1 2008	Q1 2007
	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	72	46	488	505
Doyon (100%)	29	31	635	509
Sleeping Giant (100%)	18	17	414	330
Mupane (100%)	20	17	422	650
	139	111	500	502
Joint venture and Working interests
Sadiola (38%)	37	31	400	409
Yatela (40%)	17	35	403	180
Tarkwa (18.9%)	31	33	462	375
Damang (18.9%)	10	9	585	466
	95	108	440	329
Total	234	219	476	416

(1)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

FINANCIAL RESULTS

Net earnings were $34.4 million or $0.12 per share in the first quarter of 2008, compared to net earnings of $11.3 million or $0.04 per share in the first quarter of 2007.  Net earnings were 205% higher than in the same period in 2007 due to higher production and higher gold realized price partially offset by cost pressures due to industry-wide increases in mining costs related to costs of supplies, fuel, labor, higher royalty expenses, and the weakening of the US dollar.  Income and mining taxes on the results of operations for the first quarter of 2008 were also higher compared to the same period in 2007.

Operating cash flow for the first quarter of 2008 was $72.7 million compared to $16.7 million in the first quarter of 2007. The significant increase in operating cash flow was mainly driven by higher gold prices, higher volume of ounces sold, increased selling price of ferroniobium, partially offset by higher mining costs due to increased production. Cost improvement initiatives also contributed to the increased cash flow during the quarter.

One of IAMGOLD’s policies is to invest in gold bullion to increase shareholder value through the appreciation of gold.  The Company continues to maintain a strong balance sheet. Cash and cash equivalents and gold bullion position totaled $282.9 million as at March 31, 2008 compared to $242.5 million at the end of 2007 with gold bullion valued at market.

Revenues

IAMGOLD’s consolidated mining revenues in the first quarter of 2008 were $208.0 million, 42% higher than the $146.4 million in the first quarter of 2007 mainly due to higher prices for gold and ferroniobium.    The rise in the average realized gold price of $899 per ounce in the first quarter of 2008 compared to $648 per ounce in the first quarter of 2007 increased revenues by $47.6 million.  The Company sold 229,000 ounces of gold during the first quarter of 2008 compared to 227,000 ounces of gold during the first quarter of 2007.  The increase in attributable gold sales also increased revenues by $2.8 million and was related to higher production at Rosebel in 2008 than in the first quarter of 2007 during which Rosebel experienced a labor dispute.  The increase in attributable sales was partially offset by the decrease in production at Yatela due to significantly lower grades.  Niobec revenues increased from $22.2 million during the first quarter of 2007 to $32.7 million during the first quarter of 2008 mainly due to increases in the selling price of ferroniobium.  Royalty revenues also increased slightly due to increased sales volume and higher commodity prices compared to the same period of 2007.

Mining Costs and Production

Mining costs were $108.1 million for the first quarter of 2008, an increase of $12.5 million or 13% compared to $95.6 million in the first quarter of 2007.  This increase in mining costs is primarily related to $6.2 million higher royalties due to a rise in the gold price, and $5.2 million increase in the Canadian operations’ costs resulting from the weakening of the US Dollar.  Consolidated gold production cash costs increased from $416 per ounce in the first quarter of 2007 to $476 per ounce in the first quarter of 2008, an increase of 14%. Please refer to the supplemental information attached to the MD&A for the summarized calculation and reconciliation to GAAP.  The table below reflects the impact of the increasing gold price on royalty expense included in mining costs in the consolidated statement of earnings.

Cash cost per ounce of gold ($/oz)(1)	Q1 2008	% Change	Q1 2007
Cash cost excluding royalties	411	9%	376
Royalties	65	63%	40
Cash cost	476	14%	416

(1)Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The Company faced increased costs in 2008 mainly due to lower production in some mines and higher cost of energy, consumables and labor used in production.  The weakening of the US dollar compared to the Canadian dollar also increased cash costs by approximately $15 per ounce during the first quarter of 2008 compared to the first quarter of 2007.

Total attributable production reached 234,000 ounces in the first quarter of 2008, a 7% increase from the first quarter of 2007.  The increase is mainly a result of additional production at Rosebel which was negatively impacted in 2007 by a labor dispute, and partially offset by a decrease in production at Yatela, largely attributable to processing significantly lower grades.

The current quarter cash costs were higher than the 2008 cash costs guidance of $455 to $470 per ounce as a result of higher realized gold prices, higher price of oil and the strengthening of the Canadian dollar. The guidance was based on an assumed gold price of $700 per ounce, an assumed oil price of $90 per barrel, and a Canadian/US Dollar exchange rate of $C1.05/$US1.00.  Based on the sensitivities provided by the Company, cash costs would have been expected to be $32 per ounce above guidance due to the higher realized gold and oil prices and the weaker US Dollar.  However, the Company was able to partially offset this increase with a number of successful cost reduction initiatives.

Depreciation, Depletion and Amortization

In the first quarter of 2008, depreciation, depletion and amortization of $40.7 million was 72% higher than the $23.6 million in the first quarter of 2007, but comparable to the amount recorded during the fourth quarter of 2007, as a result of higher production and of the effect of the prospective application of the final purchase price equation of the Cambior acquisition at the end of 2007.

OUTLOOK

Projections 2008
Attributable share of gold production (000 oz)	920
Cash cost ($/oz)(1)	455-470
Realized gold price ($/oz)	700
Oil ($/barrel)	90
Foreign exchange rate (C$/US$)	1.05
(1)Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The above outlook was developed earlier in the year in conjunction with the Company's annual planning process.  Certain assumptions were made including, but not limited to, the price of gold, the price of oil and foreign exchange rates.  Due to the variability of these factors, IAMGOLD provides guidance on the potential impact that fluctuations of these variables may have on the Company's earnings and financial position.  However, actual results may vary significantly from the future results and performance implied by such sensitivities.

IAMGOLD’s attributable share of gold production in 2008 from operating mines is expected to be approximately 920,000 ounces of gold at a cash cost between $455 and $470 per ounce, including royalties based on a gold price of $700 per ounce, a forecast of $90 per barrel of oil and a Canadian/US dollar exchange rate of 1.05.

Cash cost estimates are based on the assumptions noted above.  Changes in these assumptions may have a material impact on cash costs, results of operations, and overall financial position of the Company. The sensitivity to a $100 per ounce rise in the gold price would increase royalty expenses, included in cash costs, by approximately $10 per ounce.  A $10 per barrel change in oil prices could cause a change in cash costs of approximately $6 per ounce.  The Company operates three gold mines in Canada and therefore a change in the Canadian/US exchange rate by 10% would have an impact on cash costs of approximately $8 per ounce. The mill optimization and expansion investments, planned in 2008 at Rosebel, is expected to improve production and costs beginning in 2009.

Demand for ferroniobium, a strengthening element used in the manufacturing of specialty steel alloys, continues to increase.  This increase is supported by growth in China, high demand for pipeline steels, and favorable economic conditions. Demand is expected to remain strong for at least the next two years. Ferroniobium prices, like demand, continued to increase to record levels during the first quarter of 2008.

The Company will continue to focus on increasing reserves and production at its existing operations and through acquisitions, as well as focusing on containing and reducing cash costs.

Acquisition opportunities will focus on economic return, including the ability to decrease the Company’s long-term cost structure. The criteria specifies that any acquisition will increase production by at least 75,000 ounces per annum, have a demonstrated exploration upside, and create a geographic fit with the Company’s existing profile.

Market Trends

Gold Market

During the first quarter of 2008, the gold price continued to display considerable volatility.  Gold market price averaged $925 per ounce in the first quarter of 2008, and closed between $847 and $1,011 per ounce throughout the first quarter of 2008 compared to an average price of $650 per ounce in the first quarter of 2007. The closing price at March 31, 2008 was $934 per ounce.

According to a DundeeWealth Economics report, the gold price was impacted by the weakening of the US dollar due to the US housing market crisis and the associated crisis in international credit markets, the cut in the US federal funds target rate, and oil price increases. The gold market is characterized by substantial above-ground reserves that can affect the gold price should a portion of these reserves be brought to market.

Niobium Market

In 2008, demand continued to rise, supported by growth in China, high demand for pipeline steels, and favorable economic conditions. Demand is expected to remain strong for at least the next two years. The final product resulting from mining, concentration and conversion at Niobec is ferroniobium, an alloy containing iron and niobium.  Ferroniobium prices, like demand, have continued to rise during the first quarter of 2008.

Currency

The Company’s reporting currency is the US dollar. Movement of the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian mines and corporate costs. The Canadian dollar reached 1.0265 as at March 31, 2008 compared to 0.9913 as at December 31, 2007.  During the first quarter of 2008, the average rate was 1.0042 compared to 1.1716 in the first quarter of 2007.

Oil Price

Oil prices averaged $98 per barrel in the first quarter of 2008 compared to $58 per barrel in the first quarter of 2007, an increase of 69%.  Oil price closed at $102 per barrel at the end of the first quarter of 2008, an increase of 6% compared to the end of 2007 helped by the US dollar weakness.  Subsequent to the end of the first quarter of 2008, the price per barrel continued to rise.

RESULTS OF OPERATIONS

Suriname—Rosebel Mine (IAMGOLD interest—95%)
Summarized Results

100% Basis
	2008	%			2007
	Q1	Change	Q1	Q2	Q3	Q4	Total
Total operating material mined (000t)	10,099	40%	7,205	8,167	10,518	10,073	35,963
Strip ratio (a)	4.1	2%	4.0	3.3	3.5	3.8	3.6
Ore milled (000t)	1,931	27%	1,522	1,949	2,076	1,958	7,505
Head grade (g/t)	1.3	18%	1.1	1.2	1.2	1.4	1.2
Recovery (%)	93	3%	90	93	93	93	93
Gold production - 100% (000 oz)	76	58%	48	71	75	82	276
Gold production - 95% (000 oz)	72	58%	46	69	71	77	263
Gold sales - 100% (000 oz)	70	46%	48	71	74	74	267
Gold revenue ($/oz)(b)	926	42%	652	660	668	819	705

Cash cost excluding royalties ($/oz)	385	(13%)	442	401	395	312	380
Royalties ($/oz)	100	58%	63	65	63	91	72
Cash cost ($/oz) (c)	485	(4%)	505	466	458	403	452
Cash cost - 95% ($/oz)(d)	488	(3%)	505	466	458	403	452

(a)	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.
(d)	Attributable cash costs per ounce are higher than cash costs due to a third party royalty which is not attributable to the non-controlling interest.

During the first quarter of 2008, the Rosebel mine produced 72,000 ounces of gold compared to 46,000 ounces in the prior year period, attributable to IAMGOLD. The higher gold production was due to an increase in ore processed from continuous operations during the quarter. In comparison, the prior year period was adversely affected by a three week strike at the mine.  Production was also positively impacted by higher grade mined in the first quarter of 2008 due to higher overall mining rates and higher plant availability which allowed the processing of higher grade material while lower grade material was stockpiled.

Cash costs were $488 per ounce for the first quarter of 2008 as compared to $505 per ounce for the prior year period. Higher gold production resulted in decreasing cash costs by $165 per ounce. This decrease in cash costs was significantly offset by increase in mining costs by $108 per ounce and higher royalties by $37 per ounce.  The increase in mining costs was a result of $34 per ounce higher labor costs, primarily due to a three week labor interruption in the first quarter of 2007, and an increase of $74 per ounce as a result of higher volume mined and increased cost of consumables and energy.  The increase in royalty expenses resulted from the rise in gold prices.

Cash costs increased $82 per ounce as compared to the fourth quarter of 2007 due to higher royalty expense of $28 per ounce driven by a rise in gold prices, $24 per ounce from lower gold production resulting from lower grades processed and $30 per ounce from higher mining costs.  The Company expects attributable production of approximately 254,000 ounces of gold in 2008.

The Company’s capital expenditures in the first quarter of 2008 were $18.1 million as compared to $4.5 million in the prior year period. The spending in the current quarter consisted mainly of $7.2 million on the purchase of six new haul trucks, $5.8 million on the expansion and optimization of the mill, $2.3 million on reserve development, $0.6 million on tailings dam raising, and $0.4 million on capitalized exploration.

On February 6, 2008, the Company announced an $18.4 million investment to expand the Rosebel mill. This expansion allows for an increase in the annual attributable gold production from approximately 275,000 ounces per year to a range of 300,000 to 305,000 ounces per year and a reduction in direct cash costs of approximately $35 per ounce over the life of mine. This is expected to increase the annual mill throughput from 8.0 million tonnes of ore to 8.9 million tonnes while adding sufficient operational flexibility to increase throughput by a further 15% to 25% should mine site and economic conditions support the use of the excess capacity. The mill expansion also eliminates the need for stockpiles, and through the installation of extra leach tanks to increase residence time, will boost metallurgical recovery from 94% to 95%.

The $26.0 million Rosebel mill optimization, announced in July 2007, is expected to be completed on schedule and on budget in November 2008.  This optimization will enable production rates to be maintained as more hard rock is fed into the mill. $15.0 million will be spent on the optimization program.

Concurrent with mill expansion, is the redesign of the existing mine plan which will eliminate marginal ore and reduce the life of mine strip ratio from 4.0 to 3.5 while maintaining the mine reserve grade at 1.2 grams per tonne. The lower strip ratio and the reduction of marginal material in the mine plan will reduce the current mine life by one year, but the potential significant increase in profitability will offset the potential loss of production.  The Company is also reviewing its mine plan and implementing productivity enhancements with the goal of increasing production beyond the current level of 305,000 ounces of gold per year.

The 63,000 metre $9.9 million drilling campaign is progressing on schedule.  Approximately 45% of the drilling is focused on resource conversion to reserves and the remaining activity is dedicated to expanding the measured and indicated resource beyond the current level of 8.3 million ounces.

Canada—Doyon Division (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2008	%			2007
	Q1	Change	Q1	Q2	Q3	Q4	Total
Total operating material mined (000t)	127	(22%)	162	166	148	167	643
Ore milled (000t)	121	(18%)	147	173	154	168	642
Head grade (g/t)	7.7	15%	6.7	6.5	6.6	6.6	6.6
Recovery (%)	97	1%	96	96	96	96	96
Gold production - 100% (000 oz)	29	(6%)	31	34	32	34	131
Gold sales - 100% (000 oz)	31	(6%)	33	28	29	31	121
Gold revenue ($/oz)(a)	925	41%	655	664	692	792	701

Cash cost excluding royalties ($/oz)	543	20%	452	484	495	470	475
Royalties ($/oz)	92	61%	57	49	46	59	53
Cash cost ($/oz) (b)	635	25%	509	533	541	529	528

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the first quarter of 2008, the Doyon division produced 29,000 ounces of gold as compared to 31,000 ounces in the prior year period. Gold production was lower due to lower throughput, mostly offset by higher gold grades and gold recoveries. Tonnage mined was lower in the current quarter by 22% primarily due to the maturity of the mines, challenging ground conditions and narrower ore zones.

Cash costs during the first quarter of 2008 were $635 per ounce as compared to $509 per ounce for the prior year period. Cash costs increased $80 per ounce from the weakening of the US dollar, $35 per ounce from higher royalty expense due to a rise in gold prices, and $29 per ounce from lower gold production. The increase in cash cost was partially offset by an $18 per ounce increase in by-product credits.  The Doyon division is working to lower unit mining costs by improved recovery in the plant, through reduced dilution, and ore mining.

Cash costs were 20% higher than the fourth quarter of 2007 mainly due to lower gold production as a result of lower tonnage mined and due to higher royalty expense of $33 per ounce driven by a rise in gold prices.  The Company expects attributable production of approximately 107,000 ounces of gold in 2008.

There were no significant capital expenditures at the Doyon division during the first quarter of 2008.

 Westwood Project

The Westwood project is located 2.5 kilometers east of the Doyon mine within the Cadillac belt in the Abitibi region of northwest Quebec.  In June 2007, results from the underground exploration program were announced and confirmed the existence of three mineralized zones. The inferred resources identified totaled 14.1 million tonnes at an average grade of 7.3 g/t Au for 3.3 million ounces of gold.  According to the scoping study completed in September 2007, the project has the potential to produce 200,000 ounces of gold per year for approximately 15 years beginning in 2012. It confirmed the potential of the project to significantly contribute to the growth.

In March 2008, the Company issued 928,962 flow-through shares for the amount of C$8.5 million which will have to be spent during the year. In the first quarter of 2008, the Company spent $3.1 million on the project to advance the exploration drift and develop the resource.  The plan for 2008 of $12.9 million, net of tax credits, is currently under review as a number of initiatives are being assessed to significantly accelerate Westwood’s development.  The intercepts encountered in three different mineralized corridors, which are parallel and spaced approximately 100 to 150 meters apart, are related to multiple veins and sulphide concentrations.  To date, two evaluation drilling programs are ongoing and expected to be completed shortly.  In April 2008, a 15,000 meter surface exploration and evaluation drilling program began utilizing two drills to test the possible extension of the three identified corridors within a kilometer of surface.  In addition, a 2,000 meter condemnation hole for the exploration shaft location was started at the end of March 2008.  There are currently nine drills in operation dedicated to the Westwood project.

The work program includes the completion of the exploration drift and further development in the ore zone at the 850 meter level to check for grade and continuity. Exploration drilling will continue beyond the current resource area. Metallurgical, rock mechanic and hydrological studies are on-going. An advanced scoping study is expected to be completed for internal review by the end of 2008 and the shaft sinking is anticipated to begin in 2009.  Discussions are underway with providers of hoisting equipment and contractors for the shaft sinking exercise as well as accelerating the development timetable.

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation.  If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

Canada—Sleeping Giant Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2008	%			2007
	Q1	Change	Q1	Q2	Q3	Q4	Total
Total operating material mined (000t)	48	7%	45	44	37	44	170
Ore milled (000t)	48	7%	45	43	37	45	170
Head grade (g/t)	11.8	(2%)	12.0	13.1	12.1	12.8	12.5
Recovery (%)	97	-	97	98	97	98	97
Gold production - 100% (000 oz)	18	6%	17	18	14	18	67
Gold sales - 100% (000 oz)	17	-	17	16	14	18	65
Gold revenue ($/oz) (a)	932	42%	655	666	692	789	702
Cash cost ($/oz) (b)	414	25%	330	298	386	418	358

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Sleeping Giant produced 18,000 ounces of gold during the first quarter of 2008 as compared to 17,000 ounces in the prior year period. The increase in gold production was a result of higher throughput, which increased as higher tonnage was hoisted due to improved sequencing of mining activities.

Cash costs were $414 per ounce for the first quarter of 2008 as compared to $330 per ounce for the prior year period. Cash costs were higher by $60 per ounce as a result of a weaker US dollar and $38 per ounce from the increase in mining costs, partially offset by $12 per ounce due to higher gold production and $2 per ounce due to increase in by-product credits.  The Company expects attributable production of approximately 54,000 ounces of gold in 2008.

As the mine draws to a close, there were no capital expenditures required during the quarter

Agreement to Sell the Sleeping Giant Mine

On October 9, 2007, an option agreement was signed with Cadiscor Resources Inc. (“Cadiscor”), granting it the right to purchase the Sleeping Giant mine after the completion of mining and processing, for total consideration of up to C$7.0 million.  As part of the agreement with Cadiscor, IAMGOLD will continue to mine and process reserves at Sleeping Giant until the end of its current reserve life at which time, Cadiscor will purchase the property and all the related infrastructure assets.

 Botswana—Mupane Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2008	%			2007
	Q1	Change	Q1	Q2	Q3	Q4	Total
Total operating material mined (000t)	711	(66%)	2,075	2,424	1,588	1,393	7,480
Strip ratio (a)	1.1	(90%)	10.8	6.8	3.9	2.8	5.4
Ore milled (000t)	224	22%	183	233	238	255	909
Head grade (g/t)	3.4	3%	3.3	3.7	3.4	3.4	3.5
Recovery (%)	84	(2%)	86	87	86	84	85
Gold production - 100% (000 oz)	20	18%	17	24	22	23	86
Gold sales - 100% (000 oz)	19	-	19	23	25	19	86
Gold revenue ($/oz) (b)	626	3%	606	617	635	621	621

Cash cost excluding royalties ($/oz)	375	(40%)	620	469	550	442	513
Royalties ($/oz)	47	57%	30	30	41	40	35
Cash cost ($/oz) (c)	422	(35%)	650	499	591	482	548

(a)    Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production for the first quarter of 2008 was 20,000 ounces, an increase of 18% from the 17,000 ounces produced in the prior year period. The increase in gold production was due to a 22% increase in throughput as compared to prior year period resulting from an increase in mill availability and fewer problems with crushing the ore. In the prior year period, the mill availability was lower and was affected by the availability of the SAG mill motor.

Tonnage mined during the quarter was significantly lower than the prior year period as the mining fleet was halved in the third quarter of 2007 due to less waste mining required to mine the bottom of the pit. As a result, during the current quarter, the services of the current mining contractor were no longer necessary, as the larger mining equipment was not required to mine the bottom of the pit. The previous mine contractor has been replaced with a mining contractor utilizing smaller equipment which will reduce congestion in the pit and will reduce unit costs associated with the previous mining contractor’s operation. The mine has sufficient ore stockpile which will be processed until the new contractor begins operations during the second quarter of 2008.

Cash costs during the first quarter of 2008 were $422 per ounce as compared to $650 per ounce in the prior year period. The decrease in cash costs was primarily due to higher gold production and lower mining costs, partially offset by increased royalty costs and lower by-product credits. Cash costs decreased by $102 per ounce as a result of higher gold production and by $148 per ounce due to lower mining costs driven by a decline in volume of tonnes mined as the end of the use of the mining contractor’s service, during the quarter. This decrease in cash costs was partially offset by a $17 per ounce increase in royalty expense due to a rise in gold prices, and a $5 per ounce increase in cash costs related to lower by-product credits.  The Company expects attributable production of approximately 100,000 ounces of gold in 2008.

Capital expenditures during the quarter were $0.1 million as compared to $0.9 million in the prior year period.  Expenditures during the first quarter of 2008 were primarily related to the replacement of the jaw crusher swing stock.

As at March 31, 2008, the remaining Mupane forward sales contracts acquired on acquisition of GGL were as follows:

Year	Forward Sales oz	Average Forward Price (US$/oz)	Liability (in $000s)
2008	58,332	402	13,531
2009	43,888	407	10,472
Total	102,220	404	24,003

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the Mupane forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the first quarter of 2008, 19,444 ounces of gold were delivered under forward sales contracts as compared to 19,225 ounces in the prior year period. There were no spot sales during the current and prior year quarter.

Revenues were comprised of the following:

First quarter ended March 31,	2008		2007
(in $000s)	$		$

Gold forward sales contracts		7,824		7,735
Gold forward sales liability amortization		4,343		3,923
Silver sales		38		119
		12,205		11,777

Mali—Sadiola Mine (IAMGOLD interest – 38%)
Summarized Results

	2008	%			2007
	Q1	Change	Q1	Q2	Q3	Q4	Total
Total operating material mined (000t)	2,629	(9%)	2,887	2,942	1,795	2,834	10,458
Strip ratio (a)	2.5	(46%)	4.6	3.1	4.1	3.5	3.7
Ore milled (000t)	359	(8%)	391	398	373	418	1,580
Head grade (g/t)	4.4	22%	3.6	4.0	3.8	3.5	3.7
Recovery (%)	75	(4%)	78	79	75	80	78
Gold production (000 oz)	37	19%	31	34	35	40	140
Gold sales (000 oz)	37	9%	34	35	35	40	144
Gold revenue ($/oz)(b)	930	43%	652	666	681	800	704

Cash cost excluding royalties ($/oz)	344	(6%)	367	365	343	358	358
Royalties ($/oz)	56	33%	42	41	42	48	43
Cash cost ($/oz)(c)	400	(2%)	409	406	385	406	401

(a)    Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)    Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold attributable production for the first quarter of 2008 was 37,000 ounces, an increase of 19% from the 31,000 ounces produced in the prior year quarter. Gold production increased as a result of higher grades partially offset by lower throughput and lower gold recoveries. Gold grades were 22% higher due to processing higher grade soft sulphide ore during the quarter, as compared to the blend of medium and low grade sulphide ore processed in the prior year period.

Cash costs were $400 per ounce for the first quarter of 2008 as compared to $409 per ounce for the prior year period. Cash costs were lower primarily due to higher gold production which accounted for a decrease of $51 per ounce. This decrease in cash costs was partially offset by a $28 per ounce increase in mining costs due to higher fuel prices, rising cost of consumables, and a $14 per ounce increase in royalty charges.  The Company expects attributable production of approximately 170,000 ounces of gold in 2008.

There were no dividend distributions during the first quarter of 2008 (Q1 2007 - $4.3 million representing IAMGOLD’s share).

The Company’s attributable portion of capital expenditures during the current quarter was $0.8 million as compared to $0.9 million in the prior year period. Capital expenditure during the quarter was mainly related to the installation of a gravity concentrator in the mill circuit.

Mali—Yatela Mine (IAMGOLD interest – 40%)
Summarized Results

	2008	%			2007
	Q1	Change	Q1	Q2	Q3	Q4	Total
Total operating material mined (000t)	637	82%	351	312	599	1,254	2,516
Capitalized waste mined pit cutback	386	(71%)	1,339	1,391	652	120	3,502
Strip ratio (a)	8.6	760%	1.0	0.5	2.1	8.3	2.6
Ore crushed (000t)	294	3%	287	337	259	349	1,232
Head grade (g/t)	1.5	(55%)	3.3	5.0	2.3	2.5	3.3
Gold stacked (000 oz)	14	(53%)	30	54	19	28	131
Gold production (000 oz)	17	(51%)	35	33	30	22	120
Gold sales (000 oz)	17	(53%)	36	32	31	22	121
Gold revenue ($/oz) (b)	921	41%	651	666	679	796	688

Cash cost excluding royalties ($/oz)	348	148%	140	189	199	183	175
Royalties ($/oz)	55	38%	40	38	42	48	42
Cash cost ($/oz) (c)	403	123%	180	227	241	231	217

(a)    Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)    Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold attributable production for the first quarter of 2008 was 17,000 ounces as compared to 35,000 ounces produced in the prior year period. Gold production decreased due to processing significantly lower grades as low grade ore stockpiles and large quantities of marginal ore were processed, instead of fresh ore due to a planned period of mining only waste material.  Fresh ore availability was low as larger quantity of waste was stripped. The mine expects to reach fresh ore in the second half of the year which will enable the Company to meet its budgeted production. In comparison, gold grades were high during the previous year period as a result of mining higher grades in the bottom of the main pit.

Cash costs were $403 per ounce for the first quarter of 2008 as compared to $180 per ounce for the prior year period. Cash costs were higher by $148 per ounce as a result of lower gold production, $78 per ounce from higher mining costs mainly due to higher volume mined and $15 per ounce from an increase in royalty charges. This increase in cash costs was partially offset by the capitalization of waste from the pit cutback for $18 per ounce. The Company expects attributable production of approximately 72,000 ounces of gold in 2008.

The Company’s attributable portion of capital expenditures of $2.7 million related to costs of additional heap leach pads and capitalized stripping.

There were no dividend distributions during the first quarter of 2008 (Q1 2007 - nil).

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Summarized Results

	2008	%			2007
	Q1	Change	Q1	Q2	Q3	Q4	Total
Total operating material mined (000t)	3,904	(15%)	4,567	4,128	4,053	4,313	17,061
Capitalized waste mined (000t)	1,611	86%	864	1,262	1,188	1,459	4,773
Strip ratio (a)	3.2	(3%)	3.3	3.0	3.5	3.2	3.2

Heap Leach:
Ore crushed (000t)	816	(1%)	827	796	738	788	3,149
Head grade (g/t)	1.0	-	1.0	1.0	1.0	1.0	1.0
Gold stacked (000 oz)	27	-	27	27	24	26	104
Recovery (%)	73	-	73	73	74	71	73
Gold production (000 oz)	18	(10%)	20	19	17	18	74

Mill:
Ore milled (000t)	274	(5%)	287	271	247	268	1,073
Head grade (g/t)	1.6	-	1.6	1.5	1.5	1.5	1.5
Recovery (%)	98	1%	97	97	98	98	97
Gold production (000 oz)	13	-	13	13	12	12	50

Total gold production (000 oz)	31	(6%)	33	32	29	30	124
Total gold sales (000 oz)	31	(6%)	33	32	28	31	124
Gold revenue ($/oz) (b)	915	41%	650	669	679	784	695

Cash cost excluding royalties ($/oz)	435	23%	355	309	413	428	374
Royalties ($/oz)	27	35%	20	20	20	24	21
Cash cost ($/oz) (c)	462	23%	375	329	433	452	395

(a)    Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold attributable production for the current quarter was 31,000 ounces, as compared to 33,000 ounces in the prior year period. The decrease in gold production was a result of lower ore crushed in the heap leach.

Cash costs were $462 per ounce for the first quarter of 2008 as compared to $375 per ounce for the prior year period. Cash costs were higher by $20 per ounce as a result of lower gold production, $60 per ounce from increased mining costs as a result of rise in cost of consumables and $7 per ounce from higher royalty charges due to higher gold prices.  Current cost reduction efforts are focussed on optimizing truck haulage, tire management, blasting optimization, and reduction of in-process inventories.  The Company expects attributable production of approximately 127,000 ounces of gold in 2008.

The Company’s attributable portion of capital expenditures was $10.1 million primarily related to costs of the CIL expansion project, capitalized waste stripping, and the north heap leach expansion.  Overall increased gold recovery, after the start-up of the CIL mill expansion, will also positively impact unit costs.

There were no cash distributions from Tarkwa during the quarter (Q1 2007 – nil).

Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Summarized Results

	2008	%			2007
	Q1	Change	Q1	Q2	Q3	Q4	Total
Total operating material mined (000t)	1,089	32%	826	876	914	1,105	3,721
Capitalized waste mined
- Pit cut back (000t)	638	(10%)	712	519	433	412	2,076
Strip ratio (a)	4.3	(2%)	4.4	6.1	5.1	5.0	3.4
Ore milled (000t)	233	(11%)	262	235	212	208	917
Head grade (g/t)	1.4	17%	1.2	1.1	1.4	1.3	1.2
Recovery (%)	94	2%	92	91	94	94	93
Gold production & sales (000 oz)	10	11%	9	7	9	9	34
Gold revenue ($/oz) (b)	921	42%	649	669	679	789	696

Cash cost excluding royalties ($/oz)	557	25%	447	564	452	604	512
Royalties ($/oz)	28	47%	19	20	20	24	21
Cash cost ($/oz) (c)	585	26%	466	584	472	628	533

(a)    Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold attributable production during the first quarter of 2008 was 10,000 ounces, as compared to 9,000 ounces in the prior year quarter. The increase in gold production was a result of higher gold grades and higher gold recoveries. Head grades processed increased as compared to the prior year period due to higher tonnage of fresh ore mined.

Cash costs were $585 per ounce for the first quarter of 2008 as compared to $466 per ounce for the prior year period. Cash costs increased by $146 per ounce due to an increase in mining costs as a result of higher volume mined, and due to a rise in cost of consumables, energy and labor.  Higher royalty expenses, due to a rise in gold prices, increased cash costs by $9 per ounce. This increase in cash costs was partially offset by $36 per ounce as a result of higher gold production.  The Damang mine is currently focusing on lowering total cost of contract mining, and on blast optimization.  The Company expects attributable production of approximately 40,000 ounces of gold in 2008.

The Company’s attributable portion of capital expenditures was $1.2 million primarily related to building an access ramp to the main pit, raising the East tailings storage facility and costs of capitalized waste related to the pit cutback.

There were no cash distributions from Damang during the quarter (Q1 2007 – nil).

Niobec Mine (IAMGOLD interest – 100%)

Niobium production during the first quarter of 2008 was 1,151 tonnes as compared to 1,133 tonnes in the prior year period. The increase in production was a result of increased tonnage hoisted and processed, higher grades, and partially offset by lower recoveries. Niobium revenues during the current quarter were $32.7 million, as compared to $22.2 million in the prior year period. The revenue increased as a result of a 50% increase in the realized Niobium price, which was offset by a 3% decrease in sales volume. Operating costs increased by 6% as compared to the prior year period as a result of the weakening US dollar.

The Niobec mine contribution to operating cash flow was $13.6 million in the first quarter of 2008 as compared to $9.2 million in the prior year period.

Capital expenditure during the quarter was $3.3 million primarily related to costs of underground expansion, equipment and deferred development.

A paste backfill study is currently in progress which has the potential to double the reserves at Niobec.

In May 2008, IAMGOLD announced the successful negotiation and ratification of two three-year collective agreements at its Niobec mine.  Highlights of the agreements include wage increases of 3.0% and 4.5%, enhancements to the existing defined contribution pension plan and improvements to the shift and weekend premiums.  This was the seventh successful negotiation with its unions worldwide after the Company assumed the role of an operator in late 2006.

Royalty Interests

Revenues from royalty interests were $2.3 million during the first quarter of 2008, a slight increase from the first quarter of 2007.  Royalty revenues are primarily derived from the Diavik royalty interest. The Diavik Diamond property is based in Yellowknife, Northwest Territories with an expected mine life in excess of 15 years.

Exploration and Development

During the first quarter of 2008, IAMGOLD’s exploration team was actively engaged in exploration in nine countries within South America and Africa, including brownfield work in proximity to the Company’s operating mines. During the quarter, the Company incurred $16.7 million on exploration and development compared to $17.5 million in the comparable quarter of 2007 as summarized in the following table.

(in $000s) (unaudited)	Q1-2008	Q1-2007
	$	$
Capitalized Exploration & Development
Operating mines – segment(1)
Suriname	2,646	1,511
Canada	3,091	3,213
Mali	38	619
Non-gold	4	3
	5,779	5,346
Exploration & development
South America
Ecuador - Quimsacocha	380	965
French Guiana - Camp Caiman	644	2,786
Peru - La Arena	360	612
Africa
Tanzania - Buckreef	1,553	1,662
Botswana	-	88
	2,937	6,113
Total Capitalized	8,716	11,459
Expensed Exploration
Operating mines - segment
Canada	1,527	168
Botswana	5	159
Mali	643	-
Other	-	1,869
	2,175	2,196
Exploration
South America	3,925	2,845
Africa	1,641	1,553
Canada	228	(657)
Australia	-	67
	5,794	3,808
Total Expensed	7,969	6,004
Total Capitalized and Expensed	16,685	17,463

(1)
Exploration and development costs related to activity within a mine area are included in mining assets and within the mine segments.  The expenditures are discussed in the results of operations section of this MD&A.  Exploration projects, which are distinct from mines activities, are included in exploration and development expenditures and are discussed below.

Capitalized Development Projects

South America - Ecuador—Quimsacocha
Work in Ecuador was directed entirely at the Company’s 100% owned Quimsacocha project, located 40 kilometers southwest of the city of Cuenca in southern Ecuador.  Quimsacocha is an advanced exploration project with an identified indicated resource of 33 million tonnes at an average grade of 3.2 g/t Au, indicating 3.3 million ounces of gold.  A mandate passed by the Constituent Assembly in April 2008 resulted in a moratorium on mining activities in the country for 180 days pending the completion of new mining legislation. The President of Ecuador has undertaken to engage in discussions with the Company, over the next several months, regarding terms and conditions for a mining concession at Quimsacocha. The Company will advance the work necessary to complete the Quimsacocha prefeasibility study scheduled for July 2008. As well, during the moratorium, technical, environmental and economic assessments, together with community and public relations programs will continue. If the Company is unable to reach agreement on a revised mining concession, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time.  Based on information currently available, the Company believes there is insufficient evidence to cause the Company to record an impairment.  The Company will continue to monitor the situation.

South America – French Guiana - Camp Caiman Project

Camp Caiman is a development project, located about 45 kilometers southeast of Cayenne, the capital city of French Guiana.  The Company holds a 30 square kilometer mining concession for the project, valid for a period of 25 years.  The feasibility study for the project was completed in August 2005 and updated in 2007.  The Camp Caiman deposit hosts approximately 1.1 million ounces of gold.

On January 31, 2008, the President of France announced that he would not grant the permits necessary to commence construction of the Camp Caiman project.  This occurred despite the fact that the Company fulfilled all of the technical, environmental and legal obligations required; including full and open public hearings and consultations.  Additionally, the project had received a positive response from the relevant authorities, as well as a positive recommendation from the CODERST, a government appointed committee designed to review such projects.

On March 13, 2008, IAMGOLD met with the President of France.  The President agreed to further dialogue with regard to the Company’s interests in the region and to consider all reasonable alternatives for mining projects which the Company may propose in the future.  All existing exploration permits remain in effect.

The project was acquired with the Cambior acquisition on November 8th, 2006.  It was valued in accordance with GAAP which required that the valuation be based on the information that was known and knowable on that date.  Based on information currently available, the Company believes there is insufficient evidence to cause the Company to record an impairment.  The Company will continue to monitor the situation.

South America – Peru – La Arena

In May 2008, IAMGOLD announced that it has entered into an agreement with Rio Alto Mining Limited (“Rio Alto”) for the sale of its Peruvian development gold-copper La Arena project, for a consideration of $47.6 million in cash and a 5.5% interest in Rio Alto.  Rio Alto is required to obtain funding to complete the transaction.

Africa - Tanzania

Work in Tanzania was directed almost entirely to exploration and evaluation of the Buckreef Project located in the Lake Victoria Goldfields of northern Tanzania.  Buckreef is an advanced exploration project containing a measured and indicated resource of 15.9 million tonnes, at an average grade of 2.0 g/t Au, indicating 1 million ounces of gold. IAMGOLD controls 259 square kilometers at Buckreef, covering 40 kilometers of strike of the Rwamagaza Greenstone belt.  During the first quarter of 2008, IAMGOLD continued with reconnaissance air core and RC drilling on early stage regional targets outside of the known resources, and was actively developing new targets for evaluation. In parallel, metallurgical work was initiated to determine the leach characteristics of material comprising the known resources, and diamond drilling was carried out for geotechnical and resource validation purposes.  An internal review of project economics is ongoing and a related scoping document is currently being revised as more information is provided. The objective is to progress the project to pre-feasibility status once positive economics are established.

Greenfields Exploration Expenses

South America - Brazil

Exploration was directed at several early stage exploration projects located principally in the southern most State of Rio Grande do Sul, and in the historically important Minas Gerais mining district.  A 4,650 meter diamond drilling campaign was completed on the former area to finish an exploration campaign that started in the fourth quarter of 2007.  Diamond drilling is planned for the Minas Gerais properties in the second half of the year.

South America - Guyana

The Company’s field activities were directed principally at the Eagle Mountain Project located about 200 kilometers south of the coastal Capital city of Georgetown.  A 1,257 meter diamond drill program was completed in April on a large gold anomalous trend.  Based on the economic interests in drill results encountered to date, a follow-up drill campaign is under consideration following a comprehensive review of the recently completed program.

South America - Suriname

IAMGOLD is engaged on a multi-year exploration effort on the Rosebel concession holdings.  Numerous large soil geochemical and geophysical surveys are on-going to evaluate the potential of areas within reasonable economic distance from the Company’s operation.  This work is being carried out in anticipation of a 4,000 to 5,000 meter diamond drill program in 2008.  This work is independent of the capitalized exploration and development drilling carried out by Rosebel mine.

The Sarakreek project is situated in Brokopondo province about 80 kilometers southeast of Rosebel Gold Mine, and 170 kilometers south of the capital of Paramaribo. IAMGOLD holds an 87.5% interest in the project.  A 2,900 meter diamond drill program was completed during the first quarter.  The campaign was designed to follow-up on positive drill results from a 2007 program.  Additional drilling is planned in 2008 to follow-up on encouraging drill results and new targets in conjunction with regional assessment of the 1,718 square kilometer project area.

South America - French Guiana

Limited field surveys were carried out on the Company’s concessions located about 20-25 kilometers southwest of the Camp Caiman development project.  Current plans call for a 5,000 meter drill program during 2008 on previously identified targets and trends.

Africa - Senegal

The Company completed a diamond drilling program on the Company’s wholly owned Boto project located in eastern Senegal.  A diamond drill program was initiated in 2007, and concluded during the first quarter of 2008 with 5,051 meters drilled.  A decision is expected in July 2008 on the Company’s intention to proceed with further exploration or seek a joint venture partner.

North America – Canada - Quebec

A 1,704 meter diamond drill program was completed on the Gemini-Turgeon project located in the Abitibi region of northwest Quebec.  This program will allow the Company to vest in the project with joint venture partner Cancor Resources.

Outlook

IAMGOLD is searching for new opportunities and pursue the discovery of new deposits in 2008. Total capitalized and expensed exploration and development plan for 2008 is $87.3 million and is summarized as follows:

(in $000s)	Capitalized	Expensed	Total
	$	$	$
Operating mines - segment	32,800	3,317	36,117
Exploration and development projects	22,811	28,356	51,167
	55,611	31,673	87,284

Capitalized expenditures for operating mines and development projects include underground development and drilling at the Rosebel gold mine, the Doyon property including the Westwood project, and the Buckreef and Quimsacocha projects.  Budgeted expenditures in 2008 may be affected by the suspension of exploration in Ecuador and the results of further dialogue regarding the Company’s interests in French Guiana.

Corporate Administration

Corporate administration expenses in the first quarter of 2008 were $8.6 million compared to $6.3 million during the first quarter of 2007 and lower than expenses incurred during the fourth quarter of 2007. The rise is primarily due to increases in corporate activities which took place during 2007 and the impact of the weakening of the US dollar relative to the Canadian dollar, increasing costs by approximately $1.3 million.

Income and Mining Taxes

The Company is subject to income and mining taxes in the jurisdictions in which it operates.  The calculation of these taxes is based on profitability and may, in some cases, include minimum taxes.  It should be noted that taxes are calculated at the entity level and aggregated for consolidated financial reporting purposes.

During the first quarter of 2008, income and mining taxes totaled $19.4 million compared to $8.5 million in the first quarter of 2007.  The increase is mainly due to the higher taxable income realized by the Rosebel mine, and to non-cash future tax expense relating to the Canadian mine operations.  The increase is partially offset by the tax benefits on foreign exchange and higher general and administration expenses, both of which relate to the head office.

The Company has significant cumulative tax losses and unrecorded tax benefits allowance.  The realization of these unrecorded tax benefits is subject to the generation of profit in the jurisdictions and/or corporations in which these losses were incurred.

Cash Flow

Operating cash flow was $72.7 million for the first quarter of 2008 compared to $16.7 million during the first quarter of 2007. The increase in operating cash flow was mainly driven by higher gold prices, higher volume of ounces sold, increased selling price of ferroniobium, partially offset by higher mining costs due to increased production. The Niobec mine contribution to operating cash flow was $13.6 million.

Cash flow used in investing activities during the first quarter of 2008 was $45.9 million compared to $24.8 million in the first quarter of 2007, an increase of 85%.  Investing activities are mainly related to mining assets, exploration and development, investments and increase in restricted cash related to asset retirement obligations.

Cash flow used in financing activities was $7.7 million in the first quarter of 2008 compared to $34.4 million in the first quarter of 2007.  The 2008 figure was primarily attributable to $4.0 million in debt repayments, and payment of dividends, partially offset by issuance of flow-through common shares and exercises of options.

Balance Sheet

Liquidity and Capital Resources

Cash and cash equivalents, and bullion position totaled $282.9 million as at March 31, 2008 compared to $242.5 million as at December 31, 2007 with bullion valued at the year-end market price.  The Company also has access to a $140 million, 5 year, revolving credit facility which was recently signed.

Working Capital

	March 31, 2008	December 31, 2007
Working Capital (in $000s)	181,302	155,971
Current Ratio	2.1	1.9

Working capital increased by $27.1 million mainly due to increases in cash and cash equivalents, gold bullion, and inventories and decreases in dividend payable and current portion of long-term liabilities. It was partially offset by decreases in receivables and other current assets and increases in accounts payable and accrued liabilities.

Cash and Cash Equivalents

(in $000s)	March 31, 2008	December 31, 2007
	$	$
Discretionary cash and cash equivalents	98,166	95,693
Joint venture cash	34,242	17,572
Total	132,408	113,265

Joint venture cash represents the Company’s proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines accounted for as working interest which totaled $10.0 million as at March 31, 2008 and $5.1 million as at December 31, 2007.

Long-Term Debt

Long-term debt includes the following:

a)	$3.9 million liability, assumed relating to the balance of the purchase price for the Camp Caiman project from Asarco Incorporated, a wholly owned subsidiary of Asarco Guyane, Française S.A.R.L.

b)	$0.9 million relating to an agreement with Hydro-Québec to finance the installation of a new power line at the Niobec mine site. The annual interest rate is 6.41%.

c)	$0.6 million of the remaining non-participating shares redeemable, following the acquisition of Cambior Inc. in November 2006.

The current portion of the non-revolving term loan of the credit facility totaling $4.0 million as at December 31, 2007 was repaid in March 2008.

As at March 31, 2008, the $30,000,000 revolving portion of the credit facility was not drawn upon except for $17,789,000 in letters of credit issued to guarantee asset retirement obligations.

In April 2008, the Company obtained a $140.0 million five year revolving credit facility which may be used for general corporate purposes including acquisitions.

Asset Retirement Obligations

At March 31, 2008, a liability of $83.0 million (December 31, 2007- $85.3 million), representing the discounted value of these obligations, was accounted for in the Company’s balance sheet.  Disbursements totaling $1.6 million were incurred during the first quarter of 2008.

Shareholders’ Equity

At the end of 2007, IAMGOLD announced an annual dividend payment of $0.06 per share totaling $17.6 million which was paid on January 11, 2008.

As at March 31, 2008, the Company had 295,544,729 shares issued and outstanding, 4,819,078 outstanding share options and 19,991,000 outstanding warrants. As at May 9, 2008, the number of shares issued and outstanding of the Company was 295,604,729. In addition, there were 19,991,000 warrants exercisable for 8,396,220 shares and 4,751,578 share options outstanding.

Gold Sales and Commitments

As at March 31, 2008, the Mupane sales contracts totalling 102,220 ounces of gold at a price of $404 per ounce were accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the first quarter of 2008, 19,444 ounces of gold (19,225 ounces during the first quarter of 2007) were delivered under these forward sales contracts.

(in $000s)	March 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts (Mupane)	(24,003)	(50,089)	(28,346)	(53,720)

Gold Bullion

At March 31, 2008, the accumulated gold bullion balance was 161,204 ounces at an average cost of $371 per ounce for a total cost of $59.8 million. The market value of the bullion was $150.5 million using the March 31, 2008 gold price of $934 per ounce (as at December 31, 2007: 154,954 ounces of gold, cost of $54.0 million and market value of $129.2 million). The increase during the first quarter of 2008 in the number of ounces was due to the receipt of 6,250 ounces of gold related to gold receivable following a prior disposal of a project.

(in $000s)	March 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Gold Bullion	59,768	150,484	53,982	129,193

Ounces of Gold Receivable

As at March 31, 2008, IAMGOLD had 12,500 ounces of gold receivable, valued at $11.6 million related to the prior disposal of a project (as at December 31, 2007: 18,750 ounces valued at $15.4 million). The remaining ounces will be received in two equal quarterly deliveries during the second and third quarters of 2008.

Contractual Obligations

There were no material changes in contractual obligations compared to the information disclosed in the 2007 annual report.

Related Party Transactions

There were no material related party transactions during the first quarter of 2008.

Disclosure Controls and Procedures and Internal Controls

As of the end of the first quarter of 2008 of IAMGOLD, an evaluation was carried out under the supervision of, and with the participation of, IAMGOLD’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of disclosure controls and procedures.  Based on that evaluation, the CEO and the CFO have concluded that the design and operation of disclosure controls and procedures were effective as of March 31, 2008, the end of the period covered by this report, to ensure material information relating to IAMGOLD and its subsidiaries would be made known to them by others within those entities.

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Changes in Canadian Accounting Policies

(a)  Financial instruments—disclosures and presentation:

The Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards: Section 3862—Financial instruments – disclosures, and Section 3863—Financial instruments – presentation, which were effective for IAMGOLD on January 1, 2008. The new sections replace Section 3861—Financial instruments – disclosure and presentation.

Section 3862 require the disclosure of additional qualitative and quantitative information that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  The adoption of this new accounting standard resulted in expanded disclosures in Note 12 of the Company’s interim unaudited consolidated financial statements.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, and the classification of related interest, dividends, losses and gains.  The adoption of this new accounting standard did not have any impact on the Company’s financial statements.

The Company’s financial instruments are summarized as follows:
Financial instruments	Measurement basis	Associated risks	Carrying value at March 31, 2008	Fair value at March 31, 2008	Amounts recorded in earnings	Amounts recorded in AOCI (1)
(in $000s)			$	$	$	$
Held for trading:
Cash and cash equivalents	Fair value	• Market • Credit	132,408	132,408	Interest income: Q1-2008: 573 Q1-2007: 770	N/A
Restricted cash and other	Fair value	• Market • Credit	8,206	8.206	Interest income : Q1-2008: - Q1-2007: -	N/A
Receivables excluding gold receivable	Amortized cost	• Market • Credit	54,620	54,620	Interest income: Q1-2008: - Q1-2007: -	N/A
Accounts payable and accrued liabilities	Amortized cost	• Market • Liquidity	(139,711)	(139,711)	Interest expense: Q1-2008: - Q1-2007: -	N/A
Warrants included in marketable securities	Fair value	• Market	195	195	Change in fair value: Q1-2008: (195) Q1-2007: (250)	N/A

Available for sale:
Marketable securities excluding warrants	Fair value	• Market	9,875	9,875	Gain (Loss) on sale: Q1-2008: - Q1-2007: -	Change in fair value – Q1-2008: (527) Q1-2007: (883)
Receivable and Derivative:
Gold receivable and embedded derivative	Amortized cost for the gold receivable and Fair value for the embedded derivative	• Market • Credit	11,580	11,545	Interest income: Q1-2008: 240 Q1-2007: 308 Change in fair value – Q1-2008: 1,679 Q1-2007: 760	N/A
Other liabilities:
Long-term debt (including current portion)	Initially at fair value and subsequently at amortized cost	• Market • Liquidity	(6,157)	(6,157)	Interest expense: Q1-2008: 90 Q1-2007: 657	N/A
Normal purchase and sales contracts:
Gold forwards- Mupane	Initially at fair value and subsequently at amortized cost	• Market • Liquidity	(24,003)	(50,089)	Amortization into revenues: Q1-2008: 4,343 Q1-2007: 3,923	N/A
(1) AOCI: Accumulated Other Comprehensive Income

(b)  Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: Section 1535 – Capital disclosures, which was effective for IAMGOLD on January 1, 2008.  Section 1535 – Capital disclosures specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  The adoption of this new accounting standard resulted in expanded information disclosed in Note 13 of the Company’s interim unaudited consolidated financial statements.

(c)  Inventories:

In June 2007, the CICA issued Section 3031 – Inventories which replaces Section 3030 – Inventories and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are:

•	Measurement at the lower of cost and net realizable value;
•	Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;
•	Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories;
•	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

This new section also provides for additional disclosure presented in Notes 6 and 10 of the Company’s interim unaudited consolidated financial statements.   The adoption of this new accounting standard had an impact on the Company’s balance sheet reclassifying $1.3 million of capital spares from inventories to mining assets at January 1, 2008.

Future Accounting Changes

Goodwill and intangible assets

In February 2008, the CICA replaced Section 3062 by Section 3064 – Goodwill and intangible assets and adopted relevant parts of International Financial Reporting Standard IAS 38 – Intangible Assets.  This section gives the definition of goodwill and intangible assets, and instruction for recognition and measurement.  This section applies to fiscal years beginning on or after October 1, 2008.  The Company is assessing the impact of this new section and will adopt these standards in 2009.

International Financial Reporting Standards

In January 2006, the AcSB adopted its strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted high-quality standards, namely, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).  This document outlines the AcSB’s implementation plan for incorporating IFRS into Canadian GAAP, including identifying key decisions that the AcSB will need to make as it implements the strategic plan for publicly accountable enterprises.  The Company will follow the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the changeover planned in 2011.

Forward-Looking Statements

Cautionary statement on Forward-Looking Information

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, niobium, copper or certain other commodities (such as silver, fuel and electricity); changes in US dollar and other currencies, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves, adverse changes in the Company’s credit rating, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects, include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future of the relevant minerals.

Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all.

These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

US Investors Should Note

The US Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by US registered companies in their filings with the SEC.

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Financial Measures

Adjusted Net Earnings

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and represent net earnings (loss) before impairment charges. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings (loss) as per the consolidated statement of earnings.

	Q1 2008	Q1 2007	Q2 2007	Q3 2007	Q4 2007
(in $000's)	$	$	$	$	$
Adjusted net earnings	34,373	11,285	12,355	19,527	14,401
Impairment charge - Mupane	-	-	(93,725)	-	-
Impairment charge - Doyon development costs	-	-	-	-	(5,903)
Net earnings (loss)	34,373	11,285	(81,370)	19,527	8,498

Cash Costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, exploration and development costs. These costs are then divided by ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

(unaudited)			Operating Gold Mines					Other
		Doyon	Sleeping
(in $000's, except where noted)	Rosebel	Division	Giant	Mupane	Sadiola	Yatela	Total	(1)	Total(2)
First quarter ended March 31, 2008	$	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion
and amortization	34,470	20,979	7,186	8,055	14,308	6,977	91,975	16,109	108,084
Adjust for:
By-product credit	(78)	(798)	(263)	(38)	(20)	(8)	(1,205)
Stock movement	3,474	(1,325)	165	232	(14)	29	2,561
Stock movement non-cash	(249)	2	36	-	-	-	(211)
Accretion expense	(318)	(471)	103	(73)	(144)	(103)	(1,006)
Foreign exchange, interest and other	(446)	22	71	431	466	(7)	537
Cost attributed to non-controlling interest	(1,843)	-	-	-	-	-	(1,843)
	540	(2,570)	112	552	288	(89)	(1,167)
Cash costs - operating mines	35,010	18,409	7,298	8,607	14,596	6,888	90,808
Cash costs - working interests (3)							20,222
Total cash costs including working interests							111,030
Attributable gold production - operating mines (000 oz)	72	29	18	20	37	17	193
Attributable gold production - working interests (000 oz) (3)							41
Total attributable gold production (000 oz)							234
Total cash costs ($/oz)	488	635	414	422	400	403	476

(unaudited)			Operating Gold Mines					Other
		Doyon	Sleeping
(in $000's, except where noted)	Rosebel	Division	Giant	Mupane	Sadiola	Yatela	Total	(1)	Total(2)
First quarter ended March 31, 2007	$	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion
and amortization	24,753	17,295	6,042	12,296	13,444	6,606	80,436	15,138	95,574
Adjust for:
By-product credit	(33)	(279)	(213)	(119)	(23)	(24)	(691)
Stock movement	(30)	(811)	(120)	(1,083)	(713)	(304)	(3,061)
Accretion expense	(36)	(352)	(98)	(73)	(43)	(121)	(723)
Foreign exchange, interest and other	(621)	(158)	8	70	180	179	(342)
Cost attributed to non-controlling interest	(1,202)	-	-	-	-	-	(1,202)
	(1,922)	(1,600)	(423)	(1,205)	(599)	(270)	(6,019)
Cash costs - operating mines	22,831	15,695	5,619	11,091	12,845	6,336	74,417
Cash costs - working interests (3)							16,610
Total cash costs including working interests							91,027
Attributable gold production - operating mines (000 oz)	45	31	17	17	32	35	177
Attributable gold production - working interests (000 oz) (3)							42
Total attributable gold production (000 oz)							219
Total cash costs ($/oz)	505	509	330	650	409	180	416

(1)	Non-gold, Exploration and development, and Corporate Segments.
(2)	As per unaudited interim consolidated statement of earnings.
(3)	Related to working interests: Tarkwa and Damang.